

September 27, 2010

Mr. Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

> **Re: Lloyds Banking Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 13, 2010**
> **File No. 001-15246**

Dear Mr. Tookey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F, filed on May 13, 2010

Operating and Financial Review and Prospects, page 11

Credit Risk

Approach, page 66

1. We note renegotiated loans that would otherwise have been past due or impaired increased significantly from £144 million at December 31, 2008 to £3,919 million at December 31, 2009. We also note your disclosure that the Group has strengthened resources in Collections

and Recoveries to help customers in distress by offering advice and access to a wider range of options such as short-term repayment plans or the government backed Homeowners' Mortgage Support and Mortgage Rescue schemes. Finally, we note the statement in your 2009 Annual Results Call that you participate in all six of the Government household related schemes as well as all of the Government programs helping small businesses.   Please tell us and revise your future filings to:

- Provide a brief description of each program that you participate in, including whether they are long or short-term and your own programs or government-sponsored programs;
- Quantify the amount of loans that have been renegotiated by type of workout strategy (e.g. interest rate reduction, payment reduction, forbearance of principal etc) in the periods presented; and
- Provide a discussion of the success of such programs.

2. You disclose that a core element of your relationship management approach is to contact customers showing signs of financial distress, discussing with them their circumstances and offering solutions to prevent their accounts from falling into arrears. Further, you disclose that this year, nearly a quarter of a million customers have been contacted who were not yet in arrears. Please tell us and revise your future filings to disclose the number of customers and amount of loans that were renegotiated as a result of this initiative. In addition, discuss the types of programs offered and the success of such programs. Clarify whether the renegotiations are included with renegotiated loans that would have otherwise been past due or impaired or if they are additional renegotiations.

Summary of Loan Loss Experience, page 68

3. Please tell us and revise your future filings to disclose the reasons for the significant changes in your allocated allowance for loan loss table during the current year as presented on page 71. For example, we note that your allowance for loan losses for property companies has increased from £70 million as of December 31, 2008 to £5.5 billion as of December 31, 2009 and appears to be predominantly related to foreign loans. While current year net charge-offs were approximately £51 million and noting the increase in this portfolio from £23.3 billion as of December 31, 2008 to £83.8 billion as of December 31, 2009, there is no disclosure of the reasons for the increase (e.g. increase in impaired loans, continued collateral deterioration, impact of HBOS acquisition, etc.).

Risk Elements in the Loan Portfolio, page 72

4. We note your disclosure on page 73 and in Note 54 on page F-104 of both your impaired loan balances distinguished between those with and without associated provisions. Please tell us and revise future filings to disclose the amount of allowance for impairment losses

attributed to your impaired loans pursuant to IG29 of IFRS 7 in addition to providing a detailed understanding of the reasons for these changes.

Notes to the Consolidated Financial Statements

Note 2. Accounting Policies

(5) Sale and Repurchase Agreements, page F-12

5. We note you disclose that securities sold subject to repurchase agreements (repos) continue to be recognized on the balance sheet where substantially all the risks and rewards are retained.

    - Please tell us in detail and revise your disclosure in future filings to clearly disclose whether you have derecognized any securities delivered in your repurchase agreements.
    - If you have, please provide us the specific facts and circumstances related to these transactions and provide us your accounting analysis that supports your treatment. Also, revise future filings to quantify the amount derecognized at each balance sheet date, the average amount derecognized for the periods presented and discuss how you calculated the average amount.

H. Impairment of Financial Assets

Assets Accounted For at Amortized Cost, page F-14

6. Please tell us and revise your future filings to disclose your accounting policy for renegotiated loans, including your policy for determining whether such loans are impaired. Refer to paragraph B5(g) of IFRS 7.

Note 3. Critical Accounting Estimates and Judgments

Fair Value of Identifiable Net Assets of HBOS, page F-22

7. We note your disclosure relating to the fair value adjustments to the HBOS Group's acquired assets totaling £13,512 million principally due to a decrease in value attributed to their customer lending portfolio. Due to the significance of this acquisition to your operations, please tell us and revise your future filings to include the following:

    - The disclosures required pursuant to paragraph B64(h) of IFRS 3 by major class of receivable.

- Disclosure of the total amount of contractual cash flows not expected to be collected as of the date of the acquisition along with a rollforward of the remaining balance as of the end of the period as this disclosure would be meaningful to understanding the initial and subsequent movements in asset quality of the acquired HBOS loan portfolio. We note your disclosure that in the period since the acquisition impairment losses of £6,859 million have been incurred which were reflected in the acquisition fair value adjustments.

- Further explain the reasons for the significant HBOS post-acquisition impairment of £11,535 million on loans and advances to customers as disclosed on page 22 compared to the conditions that existed as of the date of the acquisition and therefore were included in your fair value determination at that time.

Note 54- Financial Risk Management

(3). Credit Risk, page F-103

8. Please tell us and revise your future filings to reconcile the allowance for impairment losses on loans and advances to customers in your table on page F-104 (£25,988 million) to the similarly titled line item in your table on page F-50 (£14,950 million).

9. We note you hold £9,086 million of impaired loans for which no provision was required at December 31, 2009. Please describe for us all of the circumstances under your policies and methodologies where a loan could be classified as impaired, yet a determination could be made that there was no impairment loss to be recognized. As part of your response, please describe the accounting guidance you relied upon to support your accounting and current presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant